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Ted O'Neill

Founder at Narrative and Social Strata

Isle Of Palms, South Carolina · 500+ connections · **Contact info**

🔗 **Narrative Company**

🏫 **William & Mary**

About

Creating platforms for user-generated content for nearly 20 years now. Founder/CEO of Social Strata and Founder/co-CEO of Narrative.

Experience



Founder and Chief Executive Officer
Narrative Company
Oct 2017 – Present · 2 yrs
Mt. Pleasant SC

I am the Founder of Narrative, which is creating the world's first true content economy. By giving network members autonomy over their content and returning 85% of all revenue to active participants, we're flipping the script on traditional social networks and publishing industries.



CEO
Social Strata, Inc.
May 1999 – Present · 20 yrs 5 mos

Board Of Directors
Social Strata Ireland
May 2017 – Present · 2 yrs 5 mos
County Dublin, Ireland

Education

William & Mary
1983 – 1987

Skills & Endorsements

Strategy · 13

Endorsed by **Michael Boulware Moore, who is highly skilled at this**

   🔍 Search   

skilled at this   Company

Social Media Marketing · 12

Endorsed by **Rosemary O'Neill, who is highly skilled at this**

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